Exhibit 99.1

Transition Therapeutics' ELND005 Showed No Prolongation of QT Interval

TORONTO, Nov. 24, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX:TTH) today announced results from a thorough QT (tQT) study in which no QT effects were observed at supra-therapeutic single doses of neuropsychiatric drug candidate, ELND005.  A tQT study is a specialized clinical trial required by the United States Food and Drug Administration ("FDA") for the approval of most drugs in development.  Transition's wholly-owned subsidiary, Transition Therapeutics Ireland Limited ("TTIL") presented the tQT study data at the Clinical Trials in Alzheimer's Disease conference on November 21, 2014.

From a safety perspective, drugs that have no QT prolongation effects are particularly desirable for administration to an elderly Alzheimer's disease ("AD") population.  AD patients are especially challenging for novel drug development, since they typically have multiple medical co-morbidities and receive multiple medications.  The use of some anti-psychotics and anti-depressants may increase the risk of QT prolongation, arrhythmias, and sudden death in AD patients.

Single doses, 2000mg and 7000mg of ELND005, appeared to be safe and well-tolerated by healthy subjects in this study.  ELND005 exposures in this study are five-fold higher than the loading dose of 1000mg BID in the current Agitation and Aggression in AD clinical study (AG201). These ELND005 doses did not have any clinically relevant effects on electrocardiogram ("ECG") parameters and the study represents a clearly negative thorough QT (tQT) study.

About the ELND005 tQT Study

The QT interval represents the amount of time the heart's electrical system takes to repolarize, or recharge, after each beat. As prolongation of the QT interval may increase the risk for cardiac arrhythmias, the FDA requires a tQT study for most new drugs in development. A tQT study is a specialized clinical trial designed to assess whether an investigational medication has the potential to prolong the QT interval.

Study Design

The tQT study was a partially double-blind (in regard to ELND005 treatment), randomized, placebo- and active controlled, 4-arm crossover trial in 52 healthy male and female subjects using single doses during separate treatment periods, and undergoing intensive ECG monitoring.  Each subject received a single oral dose of the following 4 treatments: 2000 mg ELND005, 7000 mg ELND005, placebo as a negative control, and 400 mg moxifloxacin as a positive control.    The central ECG laboratory was blinded to subjects, time, and all treatments (including positive control) when performing the ECG reading.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies has been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in Alzheimer's disease ("AD"). ELND005 is also being studied as a potential treatment of agitation and aggression in Alzheimer's disease (Study ELND005-AG201), and as a therapy for those with Down syndrome (Study ELND005-DS-201). ELND005 has received fast track designation from the psychiatry division of the United States Food and Drug Administration for its potential as a treatment of Neuropsychiatric Symptoms (including Agitation) in AD.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

Patrick McKillop
Director - Investor Relations
Transition Therapeutics Inc.
Phone: 339-788-4962
pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 24-NOV-14